SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”), in compliance with the terms set forth in Resolution No. 44, of August 23, 2021, as amended, of the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market in general that the Company has entered into a loan agreement with the Inter-American Investment Corporation (“Lender”), in the total amount of one billion and five hundred million United-states dollars US$1,500,000,000.00, divided into (a) one hundred and fifty million United-states dollars US$ 150,000,000.00 (“A Loan”); and (b) one billion and three hundred and fifty million United-states dollars US$1,350,000,000.00 (“B Loan” and, together with the A Loan, the “Loans” or the “Transaction”) (“Loan Agreement”). Disbursements will be made from time to time, as provided for in the Loan Agreement, provided that the A Loan will initially be disbursed in one tranche with final maturity in 2038 and the B Loan will initially be disbursed in two tranches, one maturing in 2031 and the other in 2036.

The Loans were entered into as part of a structured transaction, whereby the B Loan will be used as the underlying asset for the issuance of blue senior secured notes (“Blue Bonds”) to be issued in two tranches by Nova Securitisation S.À.R.L., a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg. The Blue Bonds were priced today at 5.750% in respect of the U.S.$850,000,000.00 aggregate principal amount of the series due 2031 and at 6.500% in respect of the U.S.$500,000,000.00 aggregate principal amount of the series due 2036, which will both be listed on the Euro MTF market of the Luxembourg Stock Exchange. The issuance of the Blue Bonds and the incurrence of the Loans is expected to occur, subject to customary conditions precedent, on February 3, 2026.

The Blue Bonds will be placed in the international markets and offered solely to qualified institutional buyers resident in the United States of America (“U.S.”), pursuant to regulations issued by the U.S. Securities and Exchange Commission, specifically Rule 144A, who are also “qualified purchasers” (as defined in the regulations of the Investment Company Act); and, in other countries, other than Brazil and the U.S., pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (“Securities Act”). In both cases, investors must also be considered “eligible purchasers” (as defined in the transaction documents for the Blue Bonds).

The proceeds obtained from the Transaction will be used in projects related to the Company’s compliance with its targets for the universalization of basic sanitation services in the State of São Paulo, including the construction and upgrading of sewage treatment facilities and the expansion of collection systems.

LEGAL NOTICE: This Material Fact does not constitute an offer or sale of securities in Brazil, the U.S. or any other jurisdiction. The offer and issuance of the Blue Bonds have not been, and will not be, registered with the CVM, with the U.S. Securities and Exchange Commission under the Securities Act or under the securities laws of any U.S. state, or in any other jurisdiction. The Blue Bonds cannot be offered or sold in Brazil, except in circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian laws and regulations and, in such case, provided that such offer or sale is made only to “eligible purchasers”. The Blue Bonds may not be offered or sold in the U.S. or to U.S. persons without registration or an exemption from registration under the Securities Act and any applicable state legislation.

São Paulo, January 27, 2026

DANIEL SZLAK

Chief Financial Officer and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 27, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.